Mayer Brown LLP 350 South Grand Avenue 25th Floor Los Angeles, California 90071-1503

August 3, 2011 VIA EDGAR Christian Windsor Special Counsel Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Main Tel +1 213 229 9500 Main Fax +1 213 625 0248 www.mayerbrown.com

Re:	Nara Bancorp, Inc.

Amendment No. 3 to the Registration Statement on Form S-4

Filed August 1, 2011

File number 333-173511

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 5, 2011

File number 0-50245

Center Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 4, 2011

Form 10-Q for the Quarter Ended March 31, 2011

Filed May 9, 2011

File number 0-50050

Dear Mr. Windsor:

On behalf of Nara Bancorp, Inc. (“Nara”) and Center Financial Corporation (“Center”), we are writing to inform the Staff that, concurrently with the filing of this letter, Nara and Center are submitting (via EDGAR) Amendment No. 4 (“Amendment No. 4”) to the above referenced Registration Statement on Form S-4 (as it may be amended or supplemented, the “Registration Statement”). Amendment No. 4 reflects, among other things, the incorporation by reference of Current Reports on Form 8-K filed by Nara and Center on July 26, 2011 and July 28, 2011, respectively, regarding the release of second quarter 2011 earnings and results of operations for each company. The incorporation by reference of these filings, along with an explanatory note referring investors to such filings, is intended to provide additional detail with respect to the current disclosure found under the heading “Selected Historical Pro Forma Financial Information—Recent Developments” beginning on page 15 of the Registration Statement. Nara and Center are also including fully executed copies of Exhibits 8.1 and 8.2 to the Registration Statement in connection with the filing of Amendment No. 4.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Christian Windsor

August 3, 2011

In furtherance of a letter dated August 2, 2011, addressed to the Staff from Juliet Stone, the SVP, Deputy General Counsel and Corporate Secretary of Nara, we affirm, on behalf of Nara, the request to the Staff to declare the Registration Statement effective as of August 4, 2011 or as soon thereafter as reasonably practicable. Courtesy copies of this letter and Amendment No. 4 (marked to show the changes to the Registration Statement) are also being submitted to the Staff concurrently herewith. Nara and Center currently plan to distribute the proxy statement/prospectus to their respective stockholders on or about August 15, 2011.

Please direct any questions or comments regarding the foregoing to the undersigned at (213) 229-9597. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ James R. Walther

James R. Walther Mayer Brown LLP

Enclosures

cc:	David Lyon, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Marc Thomas, Securities and Exchange Commission

Alvin D. Kang, Nara Bancorp, Inc.

Juliet Stone, Nara Bancorp, Inc.

Lisa K. Pai, Center Financial Corporation

Hillel T. Cohn, Morrison & Foerster LLP